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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                    Filing No. 2 for the Month of April, 2002



                         ADB Systems International Inc.
                         ------------------------------
                           (Exact name of Registrant)


          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X   Form 40-F
                                      -            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

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                         ADB SYSTEMS INTERNATIONAL INC.

         Effective April 25, 2002, ADB Systems International Inc. ("ADB" or the "Company") sold 3,300,000 common shares and warrants to purchase an additional one million common shares to Stonestreet Limited Partnership for $0.21 (U.S.) per share, or an aggregate purchase price of $1.1 million (CDN). The warrants have a three year term and the exercise price is $0.35 (U.S.) per common share.

         The Company will use the net proceeds of the issuance for general working capital purposes.

         The common shares and warrants were sold in a private placement in Canada and may not be resold in the United States unless registered or unless an exemption from registration is available. The Company has agreed to file a registration statement with the Securities and Exchange Commission covering the common shares and the common shares issuable upon exercise of the warrants.

         This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the safe harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's results to differ materially from expectations. These risks include ADB's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB's products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3 (File No. 333-40888) and into the prospectus contained therein.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ADB SYSTEMS INTERNATIONAL INC.


Date: April 30, 2002                     By:  /s/ John Mackie
                                              -------------------------------
                                              Name:  John Mackie
                                              Title  Vice-President, General
                                                     Counsel and
                                                     Corporate Secretary